UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 06 2020
Washington, DC

SEC FILE NUMBER
8-40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20019 (MM/DD/YY) AND ENDING 12/31/20019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum dba Sharemaster

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Tewell Drive
(No. and Street)

Hemet	CA	92545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD FEIGENBAUM (818) 597-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Drive	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E/G

OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Howard Feigenbaum dba Sharemaster, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Howard Feigenbaum

Signature

Sole Proprietor

Title

Loose Certificate Attached to Document CN 01-31-2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

(CALIFORNIA GOVERNMENT CODE § 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA
COUNTY OF Riverside

Subscribed and sworn to (or affirmed) before me on this 31 day of January, 2020, by Howard Feigenbaum, proved to me on the basis of *(Name of Signer(s))* satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

(Notary Seal)

CRYSTAL R. VERA
Notary Public - California
San Bernardino County
Commission # 2307057
My Comm. Expires Sep 27, 2023

ADDITIONAL OPTIONAL INFORMATION

Description of Attached Document

Title or Type of Document: Annual Audited Report Document Date: 01·31·2020

Number of Pages: 2 Signer(s) Other Than Named Above: ______

Additional Information: ______

Sharemaster

Financial Statements

As of December 31, 2019

Sharemaster

Financial Reports

December 31, 2019

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Sharemaster

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sharemaster as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sharemaster's management. Our responsibility is to express an opinion on Sharemaster's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sharemaster in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III on the pages 11-13 has been subjected to audit procedures performed in conjunction with the audit of Sharemaster's financial statements. The supplemental information is the responsibility of Sharemaster's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Sharemaster's auditor since 2019.

Sugar Land, Texas

Feb 25, 2020

Sharemaster

Statement of Financial Condition

December 31, 2019

Assets

Cash	$23,162.74
Commissions receivable	1,151.77
Total Assets	$24,314.51

Liabilities and Sole Proprietor's Equity

Liabilities	
Accrued expenses	$ 20.75
Total liabilities	$ 20.75
Proprietor's Equity	$24,293.76
Total Liabilities and Proprietor's Equity	$24,314.51

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Income (Loss)

For the Year Ended December 31, 2019

Revenues	
Mutual Fund Income	1,394.60
12b-1 Income	7,570.40
Annuity Trailers	1,691.25
Total Income	$10, 656.25
Expenses	
Professional services	5,250.00
Regulatory fees	1,625.00
Telephone	250.68
All other expenses	33.00
Total expenses	$ 7,159.68
Net Profit	**$ 3,496.57**

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Changes in Proprietor's Equity

For the Year Ended December 31, 2019

Balance, December 31, 2018	$28,362
Net Profit	$ 3,497
Proprietor' Change in Personal Equity	$ (7,565)
Balance, December 31, 2019	$24,294

Accompanying notes are an integral part of these financial statements

Sharemaster

Changes in Cash Flow

For the Year Ended December 31, 2019

OPERATING ACTIVITIES	
Net income	3,496.57
Adjustments to reconcile Net Income	
to net cash provided by operations	
Accounts Receivable	-230.77
Accounts Payable	-249.51
Net Cash provided by Operating Activities	3,016.29
FINANCING ACTIVITIES	
Proprietor's Equity	-7,564.53
Net cash provided by Financing Activities	-7,564.53
Net cash increase for period	-4,548.24
Cash at beginning of period	27,710.98
Cash at end of period	23,162.74

Supplemental cash flow information	
Cash paid for interest	$0
Cash paid for income tax	$0

Accompanying notes are an integral part of these financial statements

Sharemaster

Notes to Financial Statements

December 31, 2019

Note 1 – Organization and Nature of Business

Sharemaster (the Entity) was established as a sole proprietorship in the State of California on August 1, 1989. The Entity is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Entity conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

Mutual Fund retailer

Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities (both principal and agent) are limited to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, the Entity cannot hold funds or securities for or owe money or securities to customers. Accordingly, the Entity is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations – The financial statements include only those assets and liabilities of the proprietor that relate to his broker-dealer operations.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Revenue Recognition – The Entity recognized revenue upon rendering of services.

Income Taxes – The Entity is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Entity is that of the proprietor.

Accompanying notes are an integral part of these financial statements

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax position and believes that all of the positions taken by the Entity in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Entity is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, general for three years after they are filed.

Statement of Changes in Financial Condition – The Entity has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Entity has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Entity's own data.)

The following table presents the Entity's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Sharemaster

Notes to Financial Statements

December 31, 2019

Fair Value Measurements on a Recurring Basis

As of December 31, 2018

	Level 1	Level 2	Level 3	Total
Cash	$23,162	_____	_____	$23,162

Note 4 – Net Capital Requirements

The Entity is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Entity had net capital of $24,294 which was $19,294 in excess of its required net capital of $5,000.

Note 5 – Income Tax

The Entity is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Entity is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 6 – Exemption from the SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities are limited (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 7 – SIPC Supplementary Report Requirement

The Entity is not required to complete the SIPC Supplementary Report under SEC Rule 17a5(e)(4) for fiscal year ending December 31, 2018 because the Entity's Net Operating Revenues are under $500,000.

Accompanying notes are an integral part of these financial statements

Sharemaster

Notes to Financial Statements

December 31, 2019

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 25, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Accompanying notes are an integral part of these financial statements

Sharemaster

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2019

Computation of Net Capital	
Total Ownership Equity (From Statement of Financial Condition)	$24,294
Non-allowable assets:	-
Net Capital	$24,294
Computation of Net Capital Requirements	
Minimum Net Capital Indebtedness	
6.67% of net aggregate indebtedness	$ 21
Minimum dollar net capital required	$5,000
Net capital required (greater of above amounts)	$5,000
Excess net capital	$19,294
Excess net capital at 1000% (net capital less 10% of Aggregate Indebtedness)	$ 24,292
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	$21
Ratio of indebtedness to net capital	

Reconciliation

The following is a reconciliation of the above Net Capital computation with the Entity's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Entity's computation	$24, 294
Variance	
Net Capital per audit	$24, 294

Accompanying notes are an integral part of these financial statements

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sharemaster

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sharemaster identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sharemaster claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) Sharemaster stated that Sharemaster met the identified exemption provisions throughout the most recent fiscal year without exception. Sharemasters's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sharemasters' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 25, 2020

SHAREMASTER
460 Tewell Drive
Hemet, CA 92545
(818) 597-9210

January 27, 2020

Jennifer Wray, CPA
16418 Beewood Glen Dr
Sugar Land, TX 77498

RE: SEA Rule 17(a)-5(d)(4) Exemption Report

Dear Ms. Wray:

Pursuant to the referenced rule, the following information in provided. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Sharemaster met the Section 204, 15c3-3(k)(1) exemption for the period January 1, 2019 to December 31, 2019.

Sincerely,

Howard Feigenbaum
Registered Principal